Cane Clarkllp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Scott P. Doney~	Joe Laxague~	Facsimile: 702-944-7100
Email: bclark@caneclark.com

January 31, 2008

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Mail Stop 0409

Attention:  Mark P. Shuman-Branch Chief-Legal

Re:	ESL Teachers Inc. Registration Statement on Form SB-2 Filed January 23, 2008 File No. 333-148801
____________________________________________________________________

We write on behalf of ESL Teachers Inc. (the “Company”) in response to your letter of January 30, 2008, by Mark P. Shuman, Branch Chief of the United States Securities and Exchange Commission (the “Commission”), regarding the above-referenced Registration Statement on Form SB-2 (the “Comment Letter”).  On behalf of the Company, we have filed with the Commission via the EDGAR system, the First Amended Registration Statement on Form SB-2/A (the “Second Amended SB-2”).

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

General

1.
It appears that you do not intend to enter into an escrow agreement with an independent entity that would hold the subscriptions for shares during the subscription period, until the minimum offering amount has been satisfied.  If you will not establish an escrow account with an independent escrow agent, provide appropriate disclosure that investors’ money will not be insulated from creditor claims including currently unknown contingencies.  In this respect, we would expect to see disclosure on the first page of the prospectus summary as well as in a prominently placed risk factor.  In considering your response to this comment, you may want to refer to Rule 10b-9 of the Securities Exchange Act of 1934.

In response to this comment, the Company has modified its disclosure on first page of the prospectus summary, and has added a risk factor disclosing to investors that their money will not be insulated from creditor claims.

Summary, The Offering, page 6

2.
In this section, as well as on page 23, clarify that subscription amounts will be counted towards the minimum subscription amount only if the form of payment, such as any check, clears the banking system and represents immediately available funds held by or for the account of the issuer, prior to the termination of the 120-day subscription period, as extended.

In response to this comment, we have added language to both of the indicated sections to clarify that funds received from investors will be counted towards the minimum subscription amount only if the form of payment, such as a check, clears the banking system and represents immediately available funds held by us prior to the termination of the 120-day subscription period, or prior to the termination of the extended subscription period if extended.

Exhibit 5.1

3.
In Exhibit 5.1 you state that the common stock to be sold by your officers and directors is validly issued, fully paid and non-assessable.  The shares, however, have not been issued.  Please revise to indicate that the shares will be validly issued, fully paid and non-assessable, if the consideration for the shares described in the prospectus has been received and the minimum subscription amount of $40,000 has been received within the time period specified in the prospectus.

In response to this comment, we have amended our opinion letter to indicate that the common stock to be sold by the Company will be validly issued, fully paid and non-assessable when issued by the Company.

Thank you for the opportunity to respond to these comments.  Please feel free to contact me at the number provided above with any further questions or comments.

Sincerely,

/s/ Bryan R. Clark
Bryan R. Clark, Esq.
Cane Clark, LLP